Exhibit 99.1

DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	CONTACT
	INVESTOR RELATIONS	MEDIA RELATIONS
	KEDAR UPADHYE kedaru@drreddys.com (Ph: +91-40-66834297)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s launches MINTOP PRO TM – ProcapilTM Hair Therapy

Hyderabad, India, September 4, 2015

Dr. Reddy’s Laboratories (NYSE: RDY) has announced its entry into the Hair Serum Market with the launch of MINTOP PROTM - Procapil Hair Therapy. MINTOP PROTM comes from the same branch of business that manufactures MINTOP - the No. 1 dermatologist recommended brand in the country.1

Studies reveal that Androgenetic alopecia (AGA) is one of the most common reasons for dermatological consultation. This type of hair loss has been reported in 58%2 of middle-age men and 19%3 of women and there have been rapid advancements in understanding the pathophysiology of AGA over the last few years.

PROCAPILTM is a new breakthrough formula that strengthens hair and prevents excessive hair loss naturally, without any side effects. PROCAPILTM consists of a patented vitaminated matrikine with Apigenin and Oleanolic acid, which specifically targets the three main reasons responsible for hair loss.

Naturally derived Oleanolic acid inhibits the production of Dihydrotestosterone, a chemical derivative of testosterone, which plays a major role in hair loss in most men and some women. Apigenin enhances microcirculation into the hair follicles keeping it nourished, while Biotinyl-GHK helps normalize hair anchorage in the lower layer of skin thereby demonstrating anti – ageing properties.

Clinical studies reveal that, MINTOP PROTM demonstrated promising results with a 121% increase in hair shaft growth as compared to placebo and 67% volunteers witnessed a noteworthy rise in Anagen to Telogen Ratio of upto 46%. (A/T ratio or hair growth coefficient is the ratio of the number of anagen hairs to the number of telogen hairs, indicates the proportion of active hair follicles)

MINTOP PROTM will be available in a 75 ml pack with MRP of INR 995/- at all leading pharmacy stores across India.

References:

1.	SMSRC – Data on File

2.	Male Androgenetic Alopecia: Population-Based Study in 1,005 Subjects. International Journal of Trichology. 2009;1(2):131-133

3.	Incidence of female androgenetic alopecia (female pattern alopecia). Dermatol Surg. 2001 Jan;27(1):53-4.

4.	PROCAPIL Patent: WO 2012143845 A2

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. is an integrated pharmaceutical company, committed to accelerating access to affordable and innovative medicines, because it believes Good Health Can’t Wait. Through its three businesses—Pharmaceutical Services & Active Ingredients , Global Generics and Proprietary Products – the company offers a portfolio of products and services that include active pharmaceutical ingredients, (APIs), custom pharmaceutical services, generics, biosimilars and differentiated formulations. With operations in 26 countries across the globe, the major therapeutic areas of Dr. Reddy’s are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.